RMS

18006975

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 08 2018
Washington, DC
416

| SEC FILE NUMBER |
|---|
| 8-67825 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jardine Lloyd Thompson Capital Markets inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Ave 7th floor
(No. and Street)

| New York | New York | 100017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Fitzpatrick 646-370-0229
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown
(Name – *if individual, state last, first, middle name*)

| Two Logan Square, Suite 2001 | Philadelphia | PA | 19103-2726 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BW

# OATH OR AFFIRMATION

I, Ryan Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jardine Lloyd Thompson Capital Markets inc., as of march 6th, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO &CFO

Title

Notary Public

ANDREW CHARLES PELZER
Notary Public, State of New York
Reg. No. 02PE6339850
Qualified in Westchester County
Commission Expires 04/04/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Jardine Lloyd Thompson Capital Markets, Inc.
Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of The Securities Exchange Act of 1934
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

withum

AUDIT TAX ADVISORY

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Jardine Lloyd Thompson Capital Markets, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jardine Lloyd Thompson Capital Markets, Inc. (the "Company"), as of December 31, 2017, and the related statements of operations, changes in owner's equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

### Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 and the Computation *for Determination of Reserve Requirements Under Rule 15c3-3 and Information* for Possession or Control Requirements under SEC Rile 15c3-3 contained in schedules I II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.
March 5, 2018

## Jardine Lloyd Thompson Capital Markets, Inc.

## Table of Contents

**Jardine Lloyd Thompson Capital Markets, Inc.**
**Statement of Financial Condition**
**As of December 31, 2017**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 1,464,116 |
| Clearing deposit | 500,009 |
| Accounts receivable | 821,968 |
| Prepaid expenses | 21,349 |
| Security deposits | 367,773 |
| **Total Assets** | **$ 3,175,215** |
| **LIABILITIES AND OWNER'S EQUITY** | |
| Payable to parent | $ 82,279 |
| Accounts payable and accrued liabilities | 135,170 |
| Total liabilities | 217,449 |
| **Owner's Equity** | |
| Common stock, $0.001 par value 1,000 shares issued and outstanding | 1 |
| Additional paid-in capital | 6,999,999 |
| Accumulated deficit | (4,042,234) |
| Total owner's equity | 2,957,766 |
| **Total Liabilities and Owner's Equity** | **$ 3,175,215** |

See accompanying notes to financial statements

**Jardine Lloyd Thompson Capital Markets, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2017**

| | | |
|---|---|---|
| **Revenues:** | | |
| Reimbursed client expenses | $ | 1,030,241 |
| Commissions Revenue | | 1,910,644 |
| **Total revenues** | | **2,940,885** |
| **Expenses:** | | |
| Compensation and benefits | | 1,323,421 |
| General and administrative | | 301,617 |
| Professional and subcontracted services | | 1,118,804 |
| **Total expenses** | | **2,743,842** |
| **Net income before income taxes** | **$** | **197,043** |

| | | |
|---|---|---|
| Net income before income taxes | $ | 197,043 |
| *Income Tax expense* | | - |
| **Net Income** | **$** | **197,043** |

See accompanying notes to financial statements

**Jardine Lloyd Thompson Capital Markets, Inc.**
**Statement of Changes in Owner's Equity**
**For the Year Ended December 31, 2017**

| | Common Stock | Additional-Paid-in-Capital | Accumulated Deficit | Total Owner's Equity |
|---|---|---|---|---|
| Balance as of January 1, 2017 | $ 1 | $ 6,999,999 | $ (4,239,277) | $ 2,760,723 |
| Net Income | - | | 197,043 | 197,043 |
| Balance as of December 31, 2017 | **$ 1** | **$ 6,999,999** | **$ (4,042,234)** | **$ 2,957,766** |

See accompanying notes to financial statements

**Jardine Lloyd Thompson Capital Markets, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2017**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net income | $ | 197,043 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Changes in assets and liabilities: | | |
| Increase in accounts receivable | | (571,968) |
| Increase in security deposits | | (238,565) |
| Decrease in prepaid expenses | | 17,534 |
| Decrease in receivable from parent | | 184,508 |
| Decrease in receivable from affiliate | | 512,500 |
| Increase in accounts payable and accrued liabilities | | 100,614 |
| Decrease in payable to affiliate | | (348,748) |
| Net cash used in operating activities | | **(147,082)** |
| Net decrease in cash | | (147,082) |
| Cash, beginning of year | | 1,611,198 |
| Cash, end of year | **$** | **1,464,116** |

See accompanying notes to financial statements

## Jardine Lloyd Thompson Capital Markets, Inc.
## Notes to Financial Statements
## December 31, 2017

### 1) Organization and Nature of Operations

Jardine Lloyd Thompson Capital Markets, Inc. (the Company), a wholly-owned subsidiary of JLT Re (North America), Inc. (JLT Re or the Parent), is a broker and dealer of securities, registered with the Securities and Exchange Commission (the SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the SEC. The Company offers services in risk securitization and financial risk transfer transactions, and asset risk management. The Company's fiscal year ends on December 31.

*Basis of Presentation*

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### 2) Summary of Significant Accounting Policies

*Use of Estimates*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Security and Clearing Deposits*

Clearing deposits held at December 31, 2017 represent an amount paid by the Company to Pershing LLC (Pershing) for the use of Pershing's securities clearance and settlement services. Pursuant to exemption (k)(2)(ii) of Rule 15c3-3, the Customer Protection Rule, the Company is exempt from holding capital against customer deposits since it clears all customer transactions through another broker-dealer (Pershing) on a fully-disclosed basis. As part of the agreement with Pershing, the Company is required to pay a minimum of $37,500 per quarter or the total of the fees charged for each transaction, whichever is greater. In addition, the Company has a clearing deposit with Pershing of $500,009. The clearing deposit acts as collateral against the Company defaulting on Pershing's bills and is refundable to the Company at the end of the contract. As of December 31, 2017, the Company had security deposits of $367,773, of which $37,500 is on deposit for the sole purpose of paying quarterly fees.

*Fair Value of Financial Instruments*

The carrying amount of our cash, security deposits, clearing deposits, accounts payable, accrued liabilities, and payable to parent approximate fair value because of the short term maturity and/or liquidity of those instruments.

*Concentration of credit risk*

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivables. The Company deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC limit. The company controls credit risk through credit approvals and monitoring.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

*Revenue Recognition*

In May 2014, the FASB issued amended guidance for revenue recognition. Subsequently, the FASB issued an amendment to defer for one year the effective date of the new guidance on revenue recognition, as well as issued additional clarifying amendments. The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services. Additionally, the guidance requires improved disclosures to help users of financial statements better understanding the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance, and is now effective commencing with our 2018 fiscal year. The guidance allows for either a full retrospective or modified retrospective transition method. The Company has completed an initial assessment of the impact of ASU No. 2014-09 on its existing revenue recognition policies and plans to adopt the rule on January 1, 2018 using the cumulative effect method of adoption. Based on the analysis completed to date, the Company does not currently anticipate that the new rule will have a material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

*Commissions* – Compensation for investment trades executed on behalf of clients is earned on a trade-date basis. Commissions are calculated as stipulated in the contracts with our clients.

*Reimbursed client expenses* – The Company supports JLT Re in providing risk securitization and financial risk transfer transactions, and asset risk management services to clients. As a result, the Company incurs client expenses that are reimbursed by JLT Re. These reimbursed client expenses are recorded as revenue and the expenses are included in general and administrative expenses or professional and subcontracted services in the accompanying statement of operations. The revenue associated with these reimbursements is recorded when the invoices for these expenses are received, approved and processed for payment, by the Company, which is the point at which JLT Re becomes obligated to reimburse the Company under a written intercompany agreement.

The Company accounts for reimbursed expenses as revenue, since the Company is the primary obligor with respect to purchasing the goods and services. The Company has discretion in selecting the supplier, and bears the credit risk for purchasing the goods and services.

*Income Taxes*

The Company follows an asset and liability approach for the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax

consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted by the U.S. government. The Tax Act makes broad and complex changes to the U.S. tax code that will affect how corporations account for income taxes. The most significant change affecting the Company is the reduction of the federal corporate tax rate to 21.0%, effective January 1, 2018. This newly enacted reduced tax rate was used by the Company to re-measure its deferred tax assets and liabilities as computed on a stand-alone basis prior to assessing the need for a valuation allowance. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in a Company's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Accounting standards also provide guidance on recognition, classification, interest and penalties, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain tax positions, if any, as a component of income tax expense. As of December 31, 2017, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements.

Jardine Lloyd Thompson Capital Markets, Inc. and JLT Re are included in the consolidated federal tax return of JLT Holdings, Inc. (JLT Re's parent) along with at least ten other subsidiaries. The Company is also included in the consolidated state and local returns filed with New York State and New York City. Federal and state/local returns for the most recent 3 tax periods remain open for audit.

## 3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. The Company had a ratio of aggregate indebtedness to net capital of approximately 0.12 to 1 as of December 31, 2017, and exceeded the net capital requirement by $1,732,182. Aggregate indebtedness and net capital, as defined, were $217,449 and $1,746,676, respectively, at December 31, 2017.

Pursuant to the net capital provisions of Rule 1:17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness.

### 4) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(ii) of Rule 15c3-3.

### 5) Related Parties

JLT Re pays certain direct expenses on behalf of the Company. Total direct expenses charged to the Company from JLT Re for the fiscal year ended December 31, 2017 were $1,323,421 and are classified as compensation and benefits expenses on the accompanying statement of operations. These direct expenses include charges under a service level agreement, compensation and benefit charges for employees who work for the Company, and other miscellaneous expenses. These charges are settled throughout the year.

*Revenue includes $1,030,241 of reimbursable client expenses received from the parent.*

### 6) Income Taxes

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2017 is as follows:

| | 2017 | Tax Rate |
|---|---|---|
| **Pre-tax income** | 197,043 | |
| Federal income taxes at statutory rate | 68,965 | 35.0% |
| State and local income taxes | 29,113 | 14.8% |
| Permanent items | 1,565 | 0.8% |
| Change in valuation allowance | (99,643) | -50.6% |
| *Impact of federal tax law and rate changes on:* | | |
| Deferred taxes | 168,418 | 85.5% |
| Change in valuation allowance | (168,418) | -85.5% |
| **Effective income tax rate** | | **0.0%** |

The effective tax rate for 2017 was 0.0%, reflecting utilization of NOL carryforwards offset by a change in valuation allowance against deferred tax assets. In 2017, the Company also recognized a tax charge associated with re-measuring net deferred tax assets as a result of the Tax Act. ASC 740, *Accounting for Income Taxes*, requires deferred tax assets and liabilities to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. Thus, at the date of enactment, the Company re-measured its deferred tax balance based upon the new federal tax rate of 21.0%. The deferred tax expense was fully offset by a change in the valuation allowance.

**Jardine Lloyd Thompson Capital Markets, Inc.**
**Notes to Financial Statements**
**December 31, 2017**

As of December 31, 2017, the Company had a deferred tax asset as computed on a stand-alone basis of approximately $905,000 resulting from federal, state, and city net operating loss (NOL) carryforwards which, if unused, will begin to expire in 2029. We believe that it is more likely than not that the benefit from the carryforwards will not be realized. Consequently, we have provided a full valuation allowance on the deferred tax asset, relating to these NOL carryforwards.

The Company's share of the consolidated income taxes is determined using a modified "separate return" approach for federal, state and local income taxes. Under this method of allocation, the Company determines current and deferred tax expense or benefit for the period as if the Company was filing a separate tax return.

## 7) Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result, may incur a loss if the market value of the securities is different from the contract amounts. At December 31, 2017, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2017 settled with no resultant loss being incurred by the Company.

## 8) Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued on February 28, 2018. No material subsequent events have occurred since December 31, 2017 that required recognition or disclosure in the financial statements.

**Jardine Lloyd Thompson Capital Markets, Inc.**
**December 31, 2017**

**Schedule I**

## Computation of Net Capital Under Rule 15c3-1

| | | | |
|---|---|---|---|
| Total ownership equity qualified for Net Capital | | $ | 2,957,766 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from Statement of Financial Condition | | $ | 1,211,090 |
| Accounts receivable | 821,968 | | |
| Security deposits | 367,773 | | |
| Prepaid expenses | 21,349 | | |
| Net Capital | | **$** | **1,746,676** |

## Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Aggregate Indebtedness: | | |
| Accounts payable and accrued liabilities | $ | 217,449 |
| Total aggregate Indebtedness | **$** | **217,449** |

## Computation of Basic Net Capital Requirement

| | | |
|---|---|---|
| Net Capital | $ | 1,746,676 |
| Minimum net capital required (the greater of 6-2/3 %of aggregate indebtedness or $5,000) | $ | 14,497 |
| Excess of Net Capital | $ | 1,732,179 |
| Ratio of aggregate indebtedness to net capital | | 0.12 |

## Computation of Basic Net Capital Requirement Rule 1:17

| | | |
|---|---|---|
| Net Capital | $ | 1,746,676 |
| Minimum net capital required (the greater of 6-2/3 of aggregate indebtedness or $45,000) | $ | 45,000 |
| Excess of Net Capital | $ | 1,701,676 |

## Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017)

| | | | |
|---|---|---|---|
| Net capital as reported in the company's Part II (unaudited) FOCUS Report | | $ | 1,831,502 |
| Adjustments | | $ | (84,826) |
| Add receivable | (84,826) | | |
| Net Capital per above | | $ | 1,746,676 |

See report of independent registered public accounting firm.

**Jardine Lloyd Thompson Capital Markets, Inc.**
**Schedule II & III – Computation for Determination of the Reserve Requirements under Rule 15c3-3 and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3**

**December 31, 2017**

---

*The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii),* and therefore, no "computation for determination of reserve requirements" or "information for possession or control requirements" under that rule have been provided.

withum

AUDIT TAX ADVISORY

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Jardine Lloyd Thompson Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Jardine Lloyd Thompson Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Jardine Lloyd Thompson Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and Jardine Lloyd Thompson Capital Markets, Inc. stated that Jardine Lloyd Thompson Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Jardine Lloyd Thompson Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jardine Lloyd Thompson Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

March 5, 2018

## EXEMPTION REPORT

**Jardine Lloyd Thompson Capital Markets Inc. Assertions**

We confirm, to the best of our knowledge and belief, that:

1. Jardine Lloyd Thompson Capital Markets, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the 12 month period January 1, 2017 to December 31, 2017.

2. Jardine Lloyd Thompson Capital Markets, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the 12 month period January 1, 2017 to December 31, 2017 without exception.

Sign: ______________________ Date: 3/6/18

**Ryan Fitzpatrick**
COO & CFO | Jardine Lloyd Thompson Capital Markets, Inc.
350 Madison Avenue | 7th Floor | New York | NY | 10017
Direct: +1 646 362 4654, Mobile +1 646 370 0229

Ryan.fitzpatrick@jltcapitalmarkets.com

See Review Report of Independent Registered Public Accounting Firm

withum
AUDIT TAX ADVISORY

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
Jardine Lloyd Thompson Capital Markets Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Jardine Lloyd Thompson Capital Markets Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting any differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting a difference of $1,193.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

March 5, 2018

withum

AUDIT TAX ADVISORY

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Board of Directors and Shareholder of
Jardine Lloyd Thompson Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Jardine Lloyd Thompson Capital Markets, Inc. (the "Company"), as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following, except as noted below:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry accounts for customers or perform custodial functions relating for customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFT's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

withum

AUDIT TAX ADVISORY

This report is intended solely for the information and use of the Board of Directors, management, the CFTC and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

March 5, 2018